CORPORATE GOVERNANCE

Sound and effective corporate governance is a priority and the Bank has adopted corporate governance guidelines. The Bank’s Corporate Governance Practices and the charters of Board committees may be found on the Bank’s website at www.scotiabank.com, in the Corporate Governance section, and are available in print to any shareholder upon written request to the Secretary of the Bank.